SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry ID (NIRE) No. 35.300.147.952

Publicly Listed Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”) hereby informs its shareholders and the market that has initiated an analysis of strategic options for the “Alphaville” business, currently explored through its controlled company Alphaville Urbanismo S.A. (“Alphaville”), driven by the purpose of maximizing value to the shareholder of Gafisa.. Gafisa believes that the value of Alphaville, crystalized by the valuation of Alphaville, as set forth in the agreements in force, is not reflected in the current valuation of Gafisa by the market.

Alphaville has experienced significant growth due to its unique business model and its highly recognized brand. Between 2007, the first year Alphaville was under Gafisa’s control and management, and 2011 launches increased from R$ 237 million to R$ 972 million, while the average return on equity (“ROE”) for the period was 46% per year.

The process to capture value for Gafisa may include an IPO of Alphaville, the sale of a stake in the business or even the maintenance of its current status. The goal of exploring strategic options is to generate the highest potential value for Gafisa’s shareholder in the long run.

The analysis of strategic options will not affect any aspects of Alphaville’s operation, which will continue its growth trajectory with the support of all the staff, partners, clients and suppliers.

Gafisa has engaged Rothschild as its financial advisor, and Bain & Company as its strategic advisor, in connection with the analysis of available options to achieve an outcome that is in the best interests of Gafisa’s shareholders. The Company will inform the market if and as soon as possible in case of any final decision related to this matter.

São Paulo, September 10, 2012.

Gafisa S.A.

André Bergstein

Chief Executive Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 10, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer